                                                                            Exhibit 99.1
FOR IMMEDIATE RELEASE

Investor Relations:		Media Relations:
Chris Burns Ph: 800-252-3526	David Marshall, PhD Ph: 353-1-709-4444	Jonathan Birt Ph: 212-850-5664	Elizabeth Headon Ph: 353-1-498-0300

ELAN REPORTS FIRST QUARTER 2008 FINANCIAL RESULTS

Dublin, Ireland, April 24, 2008 - Elan Corporation, plc today announced its first quarter 2008 financial results and provided a business update. Commenting on Elan’s business, Kelly Martin, Elan’s president and chief executive officer, said, “We continued to demonstrate successful execution and delivery of tangible results in the first quarter.  We remain highly focused on advancing our mid to late stage clinical pipeline as well as supporting physicians and their patients in choosing Tysabri in MS and also now in Crohn’s. Our disciplined management and the repeatability of our scientific process combined with risk minimization enable Elan to pursue a unique pathway forward in what remains a challenging and changing global industry environment.”

Commenting on Elan’s first quarter financial results, Shane Cooke, Elan’s executive vice president and chief financial officer, said, “We are very pleased with the strong start to the year, highlights of which include: a 22% increase in revenues; the approval and launch of Tysabri in Crohn’s disease; the continued advancement of our development pipeline; and strong cost control reflected in an 18% reduction in SG&A costs, which more than offset increased R&D costs.”  Mr. Cooke added, “We are particularly pleased to see the acceleration in the number of new patients who are benefiting from Tysabri, with over 26,000 on therapy at the end of March 2008. This increase underscores our confidence that Elan’s total revenues for this year will approach the $1 billion mark and that we will achieve our target of having 100,000 patients on Tysabri therapy by the end of 2010.”

Unaudited Consolidated Income Statement Data
	Three Months Ended March 31
	2007 U.S.$m	2008 U.S.$m
Revenue (see page 7)
Product revenue	167.5	207.3
Contract revenue	8.5	7.4
Total revenue	176.0	214.7
Cost of goods sold	72.9	110.8
Gross margin (see page 11)	103.1	103.9

Operating Expenses (see page 12)
Selling, general and administrative	89.1	73.0
Research and development	61.3	73.5
Other net charges	—	3.0
Total operating expenses	150.4	149.5
Operating loss	(47.3)	(45.6)

Net Interest and Investment Gains and Losses (see page 13)
Net interest expense	26.6	34.5
Net investment (gains)/losses	(0.7)	3.3
Net charge on debt retirement	18.8	—
Net interest and investment gains and losses	44.7	37.8

Net loss from continuing operations before tax	(92.0)	(83.4)
Provision for income taxes	1.0	2.1
Net loss	(93.0)	(85.5)

Basic and diluted net loss per ordinary share	(0.20)	(0.18)
Basic and diluted weighted average number of ordinary shares outstanding (in millions)	466.8	471.6

Unaudited Non-GAAP Financial Information – EBITDA

Non-GAAP Financial Information Reconciliation Schedule	Three Months Ended March 31
	2007 U.S.$m	2008 U.S.$m

Net loss	(93.0)	(85.5)
Net interest expense	26.6	34.5
Provision for income taxes	1.0	2.1
Depreciation and amortization	31.1	17.0
Amortized fees	(4.0)	(1.2)
EBITDA	(38.3)	(33.1)

Non-GAAP Financial Information Reconciliation Schedule	Three Months Ended March 31
	2007 U.S.$m	2008 U.S.$m
EBITDA	(38.3)	(33.1)
Share-based compensation	13.8	12.2
Other net charges	—	3.0
Net investment (gains)/losses	(0.7)	3.3
Net charge on debt retirement	18.8	—
Adjusted EBITDA	(6.4)	(14.6)

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, other net charges, net investment gains or losses and net charge on debt retirement.  EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flow from operations, as determined in accordance with U.S. GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

 Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2007 U.S.$m	March 31 2008 U.S.$m
Assets
Current Assets
Cash and cash equivalents	423.5	548.9
Restricted cash — current	20.1	20.8
Investment securities — current	276.9	94.3
Prepaid and other current assets	195.9	211.3
Total current assets	916.4	875.3

Non-Current Assets
Intangible assets, net	457.6	450.8
Property, plant and equipment, net	328.9	326.6
Investment securities — non-current	22.5	14.5
Restricted cash — non-current	9.5	9.6
Other assets	46.5	45.9
Total Assets	1,781.4	1,722.7

Liabilities and Shareholders’ Deficit
Accounts payable and accrued liabilities	246.4	248.1
Deferred income	4.7	3.5
Long-term debt (due November 2011 & November 2013)	1,765.0	1,765.0
Shareholders’ deficit(1) (see page 13)	(234.7)	(293.9)
Total Liabilities and Shareholders’ Deficit	1,781.4	1,722.7

 (1) Elan’s debt covenants do not require it to maintain or adhere to any specific financial ratios.  Consequently, the shareholders’ deficit has no impact on Elan’s ability to comply with its debt covenants.

Unaudited Consolidated U.S. GAAP Cash Flow Data
	Three Months Ended March 31
	2007 U.S.$m	2008 U.S.$m

Cash flows from operating activities	8.4	(10.2)
Movement on debt interest and tax	(30.1)	(10.9)
Working capital movement	48.3	(45.4)
Net purchases of tangible and intangible assets	(7.5)	(8.4)
Net proceeds from sale of investments	2.3	184.4
Net proceeds from product divestment	—	2.0
Cash flows from financing activities	(624.4)	14.7
Restricted cash movement	—	(0.8)
Net cash movement	(603.0)	125.4
Beginning cash balance	1,510.6	423.5
Cash and cash equivalents at end of period	907.6	548.9

Summary

Total revenue increased by 22% in the first quarter of 2008, compared to the same period in 2007.  The increase was driven by a strong performance from Tysabri, which achieved in-market sales of $159.7 million during the first quarter of 2008 and more than compensated for reduced sales of Maxipime.

The gross margin was $103.9 million for the first quarter of 2008, compared to $103.1 million for the same quarter of 2007, with increased gross margin earned from higher sales of Tysabri replacing lost gross margin following the introduction of generic Maxipime.

Selling, general and administrative (SG&A) expenses declined by 18%, reflecting reduced sales and marketing costs and amortization expense following the restructuring of Elan’s commercial infrastructure in response to the introduction of generic Maxipime in June 2007.  The restructuring was completed with a target of reducing related annual SG&A costs by $100 million.  This target was achieved and, as a result, SG&A costs related to Maxipime and Azactam were $24.4 million lower in the first quarter of 2008 than in the same period of 2007.  The reduction in SG&A expenses was partially offset by increased investment in research and development (R&D), primarily related to the advancement of Elan’s Alzheimer’s disease programs in the clinic.

The net loss for the first quarter of 2008 decreased by 8% to $85.5 million from $93.0 million in the first quarter of 2007, primarily due to the inclusion of a net charge on debt retirement of $18.8 million in the first quarter of 2007, partially offset by an increase in net interest expense due to lower cash balances and reduced interest rates.

Adjusted EBITDA

A reconciliation of negative Adjusted EBITDA to net loss from continuing operations, is presented in the table titled, “Unaudited Non-GAAP Financial Information – EBITDA,” included on page 3. Included at Appendix I is a further analysis of the results and Adjusted EBITDA between the Biopharmaceuticals business and the Elan Drug Technologies (EDT) business.

Adjusted EBITDA losses for the first quarter of 2008 were $14.6 million, compared to $6.4 million in the same period of 2007.  The increase principally reflects higher R&D expenditures mainly related to Elan’s Alzheimer’s disease programs.

Total Revenue

Total revenue for the first quarter of 2008 increased 22% to $214.7 million from $176.0 million in the same period of 2007, driven by the strong growth of Tysabri.  Revenue from the Biopharmaceuticals business grew by 33%, while revenue from the EDT business grew by 4%.  Revenue is analyzed below between revenue from the Biopharmaceuticals and EDT business units.

	Three Months Ended March 31
	2007 U.S.$m	2008 U.S.$m

Revenue from the Biopharmaceuticals business	109.2	145.3
Revenue from the EDT business	66.8	69.4
Total revenue	176.0	214.7

Revenue from the Biopharmaceuticals business

For the first quarter of 2008, revenue from the Biopharmaceuticals business unit increased by 33% to $145.3 million from $109.2 million in the first quarter of 2007.  The increase was driven by strong growth in Tysabri, which more than compensated for reduced sales of Maxipime that was impacted by generic competition.

	Three Months Ended March 31
	2007 U.S.$m	2008 U.S.$m
Product revenue
Tysabri – U.S.	35.7	86.3
Tysabri – Rest of world (ROW)	(5.0)	20.7
Total Tysabri	30.7	107.0
Azactam	21.3	24.2
Maxipime	51.9	10.1
Prialt	1.9	3.8
Royalties	0.5	0.2
Total product revenue	106.3	145.3

Contract revenue
Amortized fees	0.4	—
Research revenue and milestones	2.5	—
Total contract revenue	2.9	—

Total revenue from the Biopharmaceuticals business	109.2	145.3

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:

	Three Months Ended March 31
	2007 U.S.$m	2008 U.S.$m
United States	35.7	86.3
ROW	12.7	73.4
Total Tysabri in-market net sales	48.4	159.7

For the first quarter of 2008, Tysabri in-market net sales increased by more than three fold to $159.7 million from $48.4 million in same period of 2007, reflecting strong patient demand.  At the end of March 2008, approximately 26,100 patients were on therapy worldwide, comprising approximately 25,500 on commercial therapy and approximately 600 in the MS clinical trials, representing an increase of 24% over the 21,100 patients who were on therapy at the end of 2007.

Given the strong growth in Tysabri revenues, we expect to pay a $75.0 million milestone to Biogen Idec later this year, in order to maintain our percentage share of Tysabri at approximately 50% for annual global in-market net sales of Tysabri that are in excess of $700 million.

Tysabri was developed and is being marketed in collaboration with Biogen Idec Inc. (Biogen Idec).  In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri.  Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market.  Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.

Tysabri – U.S.

On January 14, 2008, the U.S. Food and Drug Administration (FDA) approved the supplemental Biologics License Application for Tysabri, for the treatment of patients with Crohn’s disease.  Following the launch in March 2008, this new indication is expected to contribute to revenue from the second quarter of 2008 onwards.

In the U.S. market, Elan recorded net sales of $86.3 million in the first quarter of 2008, an increase of 142% over $35.7 million in the same period of 2007.

As of the end of March 2008, over 2,750 doctors had enrolled patients and approximately 15,300 patients were on commercial therapy, an increase of 19% over the 12,900 who were on therapy at the end of December 2007.

Tysabri – ROW

As previously mentioned, in the ROW market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.  As a result, in the ROW market, Elan recorded net revenue of $20.7 million for the first quarter of 2008, compared to negative revenue of $5.0 million for the same period of 2007.  Elan’s net Tysabri ROW revenue is calculated as follows:

	Three Months Ended March 31
	2007 U.S.$m	2008 U.S.$m

ROW in-market sales by Biogen Idec	12.7	73.4
ROW operating expenses incurred by Elan and Biogen Idec	(27.0)	(54.4)
ROW operating profit/(loss) incurred by Elan and Biogen Idec	(14.3)	19.0
Elan’s 50% share of Tysabri ROW collaboration operating profit/(loss)	(7.1)	9.5
Elan’s directly incurred costs	2.1	11.2
Net Tysabri ROW revenue	(5.0)	20.7

As of the end of March 2008, approximately 10,200 patients, principally in the European Union (EU), were on commercial therapy, an increase of 36% over the 7,500 who were on therapy at the end of December 2007.

Other Biopharmaceuticals products

Revenue from Azactam was $24.2 million in the first quarter of 2008, compared to $21.3 million in the same period of 2007, an increase of 14%.  Azactam lost its patent exclusivity in October 2005 and its future sales are expected to be negatively impacted by generic competition. However, to date no generic form of Azactam has been approved.

Revenue from Maxipime decreased 81% to $10.1 million in the first quarter of 2008 from $51.9 million in the first quarter of 2007.  The decrease was principally due to the introduction of generic competition.  On June 18, 2007, the first generic formulation of cefepime hydrochloride was approved by the FDA. The first generic cefepime hydrochloride was launched shortly thereafter, and additional generic forms of Maxipime have subsequently been launched.  Elan expects that the generic competition will continue to materially and adversely affect Elan’s revenues from, and gross margin for, Maxipime.

Revenue from Prialt was $3.8 million in the first quarter of 2008, compared to $1.9 million in the same period of 2007.  The increase is primarily due to higher demand for the product.

Revenue from the EDT business

Revenue from the EDT business unit increased by 4% to $69.4 million in the first quarter of 2008 from $66.8 million in the first quarter of 2007.

	Three Months Ended March 31
	2007 U.S.$m	2008 U.S.$m

Product revenue
Manufacturing revenue and royalties
Tricor®	10.8	13.0
Focalin® XR / RitalinLA®	7.0	8.3
Skelaxin®	6.2	6.5
Verelan®	9.2	5.8
Diltiazem®	4.9	4.6
Other	20.8	23.8
Total manufacturing revenue and royalties	58.9	62.0

Amortized revenue – Adalat®/Avinza®	2.3	—
Total product revenue	61.2	62.0

Contract revenue
Amortized fees	1.1	1.1
Research revenue and milestones	4.5	6.3
Total contract revenue	5.6	7.4

Total revenue from the EDT business	66.8	69.4

Manufacturing revenue and royalties comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies.

For the first quarter of 2008, total manufacturing revenue and royalties was $62.0 million, an increase of 5% over $58.9 million in the first quarter of 2007.  The increase reflects continued growth across a number of products in the EDT business portfolio, partially offset by the introduction of generic competition to Verelan PM during the third quarter of 2007.

Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties in the first quarter of 2008 or 2007.  Of the total of $62.0 million (2007: $58.9 million) in manufacturing revenue and royalties, 42% (2007: 43%) consisted of royalties received on products that were not manufactured by Elan.

Potential generic competitors have challenged the existing patent protection for several of the products from which Elan earns manufacturing revenue and royalties. Elan and its clients defend the parties’ intellectual property rights vigorously. However, if these challenges are successful, Elan’s manufacturing revenue and royalties will be materially and adversely affected.

Contract revenue consists of research revenue and milestones arising from R&D activities Elan performs on behalf of third parties or technology licensing.  The increase between quarters in contract revenue was primarily due to the timing of milestone receipts.  In particular, during the first quarter of 2008, Elan received milestones related to the FDA approval of Luvox® CR (a once-a-day formulation of fluvoxamine incorporating Elan’s proprietary SODAS® (Spheroidal Oral Drug Absorption System) technology that was recently launched by Jazz Pharmaceuticals Inc.), and the commencement of Phase 3 studies by MAP Pharmaceuticals, Inc. of a nebulized formulation of budesonide, which incorporates Elan’s proprietary NanoCrystal technology.

Gross Margin

The gross margin was $103.9 million for the first quarter of 2008, compared to $103.1 million for the same quarter of 2007, with increased gross margin earned from higher sales of Tysabri replacing lost gross margin following the introduction of generic Maxipime.  The Tysabri gross margin was $40.8 million in the first quarter of 2008, compared to $6.2 million in the same quarter of 2007.

The total gross margin as a percentage of revenue was 48% in the first quarter of 2008, compared to 59% in the same period of 2007.  The decrease was due principally to the change in the mix of product sales, including the impact of Tysabri and Maxipime as described above.  The Tysabri gross margin was 38%

in the first quarter of 2008, compared to 20% in the same period of 2007.  The gross margin is impacted by the profit sharing and operational arrangements in place with Biogen Idec, and reflects Elan’s gross margin on sales of Tysabri in the United States of approximately 36% in the first quarter of 2008 and 2007, partially offset by the inclusion in cost of sales of the royalties payable by Elan on sales of Tysabri outside of the United States.  These royalties are payable by Elan but reimbursed by the collaboration (see page 9).

Operating Expenses

Selling, general and administrative

For the first quarter of 2008, SG&A expenses decreased 18% to $73.0 million from $89.1 million in the same period of 2007 and can be analyzed as follows:

	Three Months Ended March 31
	2007 U.S.$m	2008 U.S.$m
Biopharmaceuticals	55.3	51.1
EDT	9.3	11.1
Depreciation and amortization	17.6	3.9
Share-based compensation	6.9	6.9
Total	89.1	73.0

Following the approval of a generic form of Maxipime in June 2007 and the anticipated approval of a generic form of Azactam, Elan took steps during the third quarter of 2007 to restructure its commercial infrastructure with a target of reducing related selling and administrative costs by $100 million on an annualized basis.  This target was achieved and, as a result, SG&A costs related to Maxipime and Azactam have decreased by $24.4 million in the first quarter of 2008, compared to the same period in 2007, comprising of cash savings of $10.0 million, reduced amortization expense of $13.6 million and lower stock compensation expense of $0.8 million.  These decreased SG&A expenses were offset by increased investment in Tysabri in preparation for the Crohn’s disease launch, which resulted in an increase in total Tysabri SG&A costs from $18.2 million in the first quarter of 2007 to $22.9 million in the first quarter of 2008.

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 9.

Research and development

For the first quarter of 2008, R&D expenses increased 20% to $73.5 million from $61.3 million in the same period of 2007.  The increase was primarily due to increased expenses associated with the progression of Elan’s Alzheimer’s disease programs, particularly the advance of AAB-001 into Phase 3 clinical trials and the advance of ELND-005 into Phase 2 clinical trials during the second half of 2007.  For the first quarter of 2008, included within total R&D expenses was $12.6 million related to Tysabri (2007: $9.8 million).

Other charges

For the first quarter of 2008, other charges of $3.0 million (2007: $Nil) were primarily related to site consolidation and comprised of severance and office relocation costs.

Net interest and investment gains and losses

For the first quarter of 2008, net interest and investment gains and losses decreased to $37.8 million from the $44.7 million recorded for the first quarter of 2007.  This decrease was primarily due to a net charge of $18.8 million, which resulted from the early retirement of debt in the first quarter of 2007.  Net interest expense for the first quarter of 2008 was $34.5 million, compared to $26.6 million in the first quarter of 2007, principally reflecting decreased interest income as a result of lower cash balances and reduced interest rates.

Movement in Shareholders’ Deficit

U.S.$m
Opening balance	(234.7)
Net loss for the period	(85.5)
Share-based compensation	12.4
Issuance of share capital	14.1
Other	(0.2)
Balance at March 31, 2008	(293.9)

Elan’s debt covenants do not require it to maintain or adhere to any specific financial ratios.  Consequently, the shareholders’ deficit has no impact on Elan’s ability to comply with its debt covenants.

Research and Development Update

During the course of 2008, Elan’s goal is to continue its progress throughout its R&D programs, including Alzheimer's disease, Parkinson's disease, MS and other autoimmune areas.

Tysabri MS

At the end of March 2008, approximately 26,100 patients were on commercial and clinical Tysabri therapy worldwide.  Cumulatively, in the combined clinical trial and post-marketing settings more than 36,700 patients have been treated with Tysabri; and of those patients, over 9,900 have received at least one year of Tysabri therapy and more than 3,600 patients have been on therapy for 18 months or longer. To date, Elan believes the safety data continue to support a favorable benefit-risk profile for Tysabri.

Tysabri Crohn’s Disease

In the United States, on January 14, 2008, the FDA approved the supplemental Biologics License Application for Tysabri, for inducing and maintaining clinical response and remission in adult patients with moderately to severely active Crohn’s disease, with evidence of inflammation who have had an inadequate response to, or are unable to tolerate conventional Crohn’s disease therapies and inhibitors of TNF-alpha.  Tysabri was launched in the United States in March 2008. The launch targets over 1,400 physicians.

Alzheimer’s Disease and Other Neurodegenerative Diseases

Elan is focused on building upon its breakthrough research and extensive experience in Alzheimer’s disease, and other neurodegenerative diseases such as Parkinson’s disease.  With Bapineuzumab, (AAB-001, a humanized monoclonal antibody targeted against beta amyloid peptide) Elan and Wyeth continue to activate investigational sites and enroll patients into four Phase 3 clinical studies located throughout North America and the ROW. The full Phase 2 data for AAB-001 is expected to be presented at the International Congress of Alzheimer’s Disease (ICAD) in late July 2008.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, the incidence of serious adverse events associated with Tysabri (including cases of progressive multifocal leukoencephalopathy), and the potential for the successful development and commercialization of additional products, including those utilizing Tysabri; the potential of Elan’s other marketed products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities including, in particular, whether the Phases 2 and 3 clinical trials for AAB-001 are successful and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan’s products (including, in particular, when Azactam will face generic competition); the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products; trade buying patterns; the impact of generic and branded competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernization Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws including in respect to past practices related to the marketing of Zonegran® which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services (the resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan); failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and in its Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended March 31, 2007				Three Months Ended March 31, 2008
Biopharma-ceuticals	EDT	Total		Biopharma-ceuticals	EDT	Total
U.S.$m	U.S.$m	U.S.$m		U.S.$m	U.S.$m	U.S.$m
			Revenue
106.3	61.2	167.5	Product revenue	145.3	62.0	207.3
2.9	5.6	8.5	Contract revenue	—	7.4	7.4
109.2	66.8	176.0	Total revenue	145.3	69.4	214.7
44.2	28.7	72.9	Cost of goods sold	78.7	32.1	110.8
65.0	38.1	103.1	Gross margin	66.6	37.3	103.9

			Operating Expenses
78.5	10.6	89.1	Selling, general and administrative(1)	61.1	11.9	73.0
49.8	11.5	61.3	Research and development	61.6	11.9	73.5
(0.1)	0.1	—	Other net charges	3.0	—	3.0
128.2	22.2	150.4	Total operating expenses	125.7	23.8	149.5
(63.2)	15.9	(47.3)	Operating (loss)/income	(59.1)	13.5	(45.6)

22.3	8.8	31.1	Depreciation and amortization	7.3	9.7	17.0
(0.6)	(3.4)	(4.0)	Amortized fees	—	(1.2)	(1.2)
11.3	2.5	13.8	Share-based compensation	9.4	2.8	12.2
(0.1)	0.1	—	Other net charges	3.0	—	3.0
(30.3)	23.9	(6.4)	Adjusted EBITDA	(39.4)	24.8	(14.6)

 (1) General and corporate costs have been allocated between the two segments.